                                                                     EXHIBIT 11.

     COMPUTATION OF LOSS PER SHARE (in thousands except per share amounts)


                                             Three Months Ended
                                                 March 31,
                                            -------------------
                                              1997       1996
                                            --------   --------

   Net loss attributable to common
      stockholders.......................   $(2,269)   $(2,846)
                                            =======    =======

   Weighted average shares used to
      compute net loss per share

   Weighted average number of
      shares outstanding:

   Convertible Preferred Stock...........         -      5,706

   Common Stock..........................    10,465        569

   Number of common equivalents
      as a result of warrants granted
      using the treasury stock method
      in accordance with Staff
      Accounting Bulletin 83.............         -        185

   Number of common equivalents
      as a result of stock options
      granted using the treasury stock
      method in accordance with
      Staff Accounting Bulletin 83.......         -        474
                                            -------    -------

            Total                            10,465      6,934
                                            =======    =======

   Net loss per share attributable
      to common stockholders.............   $ (0.22)    $(0.41)
                                            =======    =======


The calculations for all periods shown include the shares and warrants of convertible preferred stock as if they had converted to common stock on their respective original dates of issuance, because such shares automatically converted to common stock upon the closing of the initial public offering of the Company's common stock.